# Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

_By Electronic Mail_

March 22, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 22, 2019, The Nasdaq Stock Market (the "Exchange") received from PepsiCo, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


0.750% Senior Notes due 2027

1.125% Senior Notes due 2031


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery